                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. ____)

                        MACE SECURITY INTERNATIONAL, INC.
            ---------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    554335109
            ---------------------------------------------------------
                                 (CUSIP Number)

                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                         16955 VIA DEL CAMPO, SUITE 100
                           SAN DIEGO, CALIFORNIA 92127
                                 (858) 675-9400
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 29, 1999
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 2 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 MILLENNIA CAR WASH, LLC, IRS ID #33-0798828
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         AF, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 3 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 EXCEL LEGACY CORPORATION, IRS ID #33-0781747
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         WC, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 4 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 G II VENTURES, LLC, IRS ID #33-0823894
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         AF, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 5 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 RUSSELL B. GEYSER I, LLC, IRS ID #33-0848037
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         AF, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 6 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 OSCAR JOSEPH HOLDINGS, LLC, IRS ID #77-6130780
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         AF, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 7 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 RUSSELL B. GEYSER
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         AF, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     554 335 109                                     PAGE 8 OF 15 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITLED ONLY)
                 WILLIAM GUSTAFSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
         AF, 00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          3,812,500
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          3,812,500
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,812,500
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.6%(1)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

(1) BASED ON 21,712,942 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF NOVEMBER 10, 1999, AS REPORTED IN MACE'S PROXY STATEMENT RELATING TO ITS 1999 ANNUAL MEETING OF STOCKHOLDERS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1999.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the beneficial ownership of 3,812,500 shares of common stock, par value $.01 per share ("Mace Common Stock"), of Mace Security International, Inc., a Delaware corporation ("Mace"). The principal executive offices of Mace are located at 1000 Crawford Place, Suite 400, Mt. Laurel, New Jersey 08054.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed on behalf of Millennia Car Wash, LLC, a Delaware limited liability company ("Millennia"), Excel Legacy Corporation, a Delaware corporation ("Legacy"), G II Ventures, LLC, a California limited liability company ("G II Ventures"), Russell B. Geyser I, LLC, a California limited liability company ("RBG LLC"), Oscar Joseph Holdings, LLC, a California limited liability company ("OJH LLC"), Russell B. Geyser, a United States citizen ("Geyser"), and William Gustafson, a United States citizen ("Gustafson" and, together with Millennia, Legacy, G II Ventures, RBG LLC, OJH LLC and Geyser, collectively the "Reporting Persons").

               The principal business of Millennia is to acquire, own and operate automotive cleaning and detailing facilities. The address of the principal office and principal business of Millennia is 1818 Hawk View Drive, Encinitas, California 92024.

               Legacy is a member of Millennia. The principal business of Legacy is to acquire, develop and manage real property and real estate-related operating companies. The address of the principal office and principal business of Legacy is 16955 Via Del Campo, Suite 100, San Diego, California 92127.

               G II Ventures is a member of Millennia. The principal business of G II Ventures is to act as a member of Millennia and other affiliated companies. The address of the principal office and principal business of G II Ventures is 1818 Hawk View Drive, Encinitas, California 92024.

               RBG LLC is a member of G II Ventures. The principal business of RBG LLC is to act as a member of G II Ventures and other affiliated companies. The address of the principal office and principal business of RBG LLC is 1818 Hawk View Drive, Encinitas, California 92024.

               OJH LLC is a member of G II Ventures. The principal business of OJH LLC is to act as a member of G II Ventures and other affiliated companies. The address of the principal office and principal business of OJH LLC is 1818 Hawk View Drive, Encinitas, California 92024.

               Geyser is a member of RBG LLC. The principal occupation of Geyser is to act as President and Chief Executive Officer of Millennia and as managing member of G II Ventures and other affiliated companies. The business address of Geyser is 1818 Hawk View Drive, Encinitas, California 92024.

               Gustafson is a member of OJH LLC. The principal occupation of Gustafson is to act as a member of G II Ventures and other affiliated companies. The business address of Gustafson is 1818 Hawk View Drive, Encinitas, California 92024.

               Set forth on Schedule I hereto is the name, citizenship, business address and present principal occupation or employment, and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors, if any, and executive officers, if any, of the Reporting Persons as of the date hereof.

               During the last five years, none of the Reporting Persons nor any of the members, directors or executive officers of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On October 29, 1999, the Reporting Persons consummated the previously announced sale of substantially all of the assets of Millennia to American Wash Services, Inc., a wholly owned subsidiary of Mace ("AWS"), pursuant to a Real Estate and Asset Purchase Agreement, dated March 23, 1999, by and among AWS, Millennia, Legacy and G II Ventures (as amended, the "Asset Purchase Agreement"). In exchange for the sale of its assets, Millennia received 3,500,000 shares of Mace Common Stock and a warrant to acquire an additional 62,500 shares of Mace Common Stock at an exercise price of $4.00 per share. The purchased assets consisted of 19 car wash facilities located in and around Phoenix, Arizona and San Antonio, Texas.

               In connection with the Asset Purchase Agreement, Mace agreed to sell to Millennia 250,000 shares of Mace Common Stock in a private placement at a price of $2.00 per share. The sale was consummated on June 30, 1999. Legacy provided the funds to Millennia to pay the aggregate purchase price of $500,000 in the form of a capital contribution from Legacy's working capital.

               The foregoing description of the Asset Purchase Agreement is qualified in its entirety by reference to the Asset Purchase Agreement and Amendment No. 1 thereto, copies of which were filed as exhibits to Legacy's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 1999 (File No. 0-23503), and are incorporated by reference herein.

ITEM 4.        PURPOSE OF TRANSACTION.

               The Reporting Persons acquired the shares of Mace Common Stock for investment purposes pursuant to the Asset Purchase Agreement and related transactions described in Item 3 above. They intend to monitor and evaluate their investment in the shares on a continuing basis; and based upon their evaluation from time to time, they may acquire additional shares or dispose of all or a portion of the shares beneficially owned by them.

               Under the Asset Purchase Agreement, Mace agreed to nominate a representative of the Reporting Persons to stand for election to the Board of Directors of Mace at any elections to be held within 36 calendar months following the month in which the closing under the Asset Purchase Agreement occurred. The closing occurred in October 1999. The Reporting Persons selected Richard B. Muir,

Executive Vice President and Secretary of Legacy, as their representative to stand for election at the 1999 annual meeting of stockholders of Mace.

               Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time review or reconsider their position with respect to any of such matters.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Persons beneficially own an aggregate of 3,812,500 shares of Mace Common Stock (including 62,500 shares which the Reporting Persons have the right to acquire pursuant to the exercise of a warrant), representing approximately 17.6% of the outstanding shares of Mace Common Stock, based on 21,712,942 shares of Mace Common Stock outstanding as of November 10, 1999 as reported in Mace's proxy statement relating to its 1999 annual meeting of stockholders filed with the Securities and Exchange Commission on November 17, 1999.

        (b) The shares of Mace Common Stock are held by Millennia. Legacy and G II Ventures are members of Millennia and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by Millennia. RBG LLC and OJH LLC are members of G II Ventures and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by GII Ventures. Geyser is a member of RBG LLC and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by RBG LLC. Gustafson is a member of OJH LLC and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by OJH LLC.

        (c) None of the Reporting Persons nor any person named in Schedule I hereto has effected any transactions in Mace Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See the description of the Asset Purchase Agreement in Item 3. Under the Asset Purchase Agreement, Millennia agreed for a period of one year after the closing not to sell, distribute or transfer any of its shares of Mace Common Stock without the prior written consent of Mace, unless such shares are previously registered under the Securities Act of 1933.

               In connection with the Asset Purchase Agreement, the parties entered into a Registration Rights Agreement, dated October 14, 1999, by and among Mace, Millennia, Legacy and G II Ventures (the "Registration Rights Agreement"). Under the Registration Rights Agreement, Mace granted Millennia customary "piggyback" registration rights, agreeing to include in any registration statement filed by Mace under the Securities Act of 1933 covering the sale of Mace Common Stock by Mace or by Louis D. Paolino, Jr. ("Paolino") any shares of Mace Common Stock requested by Millennia, subject to certain limited exceptions.

               Also under the Registration Rights Agreement, Millennia agreed not to sell any of its shares of Mace Common Stock on the Nasdaq National Market until the second anniversary of the date of the Registration Rights Agreement. Thereafter, Millennia agreed that it would not sell any such shares on the Nasdaq National Market unless and until Paolino sells any of his shares of Mace Common Stock, and that it would not sell a greater percentage of the shares owned by Millennia than the percentage of shares owned by Paolino which are sold by Paolino.

               The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

               Except as set forth above, none of the Reporting Persons, nor any of their members, directors or executive officers, has any contracts, arrangements, understandings or relationships with respect to any securities of Mace.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Joint Filing Agreement dated as of November 30, 1999.

        Exhibit 2     Real Estate and Asset Purchase Agreement, dated March
                      23, 1999, by and among American Wash Services, Inc., Millennia Car Wash, LLC, Excel Legacy Corporation and G II Ventures, LLC (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the Securities and Exchange Commission on June 16, 1999).

        Exhibit 3 Amendment No. 1 to Real Estate and Asset Purchase Agreement, dated March 30, 1999, by and among American Wash Services, Inc., Millennia Car Wash, LLC, Excel Legacy Corporation and G II Ventures, LLC (incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the Securities and Exchange Commission on June 16, 1999).

        Exhibit 4 Registration Rights Agreement, dated October 14, 1999, by and among Mace Security International, Inc., Millennia Car Wash, LLC, Excel Legacy Corporation and G II Ventures, LLC.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 1999          EXCEL LEGACY CORPORATION


                                   By:  /s/ Richard B. Muir
                                          --------------------------------------
                                          Richard B. Muir
                                          Executive Vice President and Secretary

                                   SCHEDULE I

              DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

        The following tables set forth the names, business addresses and present principal occupation or employment of the directors, if any, and executive officers, if any, of the Reporting Persons. Except as set forth below or in Item 2, each such person is a United States citizen and the business address of each such person is 16955 Via Del Campo, Suite 100, San Diego, California 92127.

                             MILLENNIA CAR WASH, LLC
                               BOARD OF DIRECTORS

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

Richard B. Muir.......... Executive Vice President and Secretary of Excel Legacy
                          Corporation.

Kelly D. Burt............ Executive Vice President--Development of Excel Legacy
                          Corporation.

S. Eric Ottesen.......... Senior Vice President, General Counsel and Assistant
                          Secretary of Excel Legacy Corporation.

Russell B. Geyser........ President and Chief Executive Officer, Millennia Car
                          Wash, LLC and Managing Member, G II Ventures, LLC.

William Gustafson........ Member, G II Ventures, LLC.


                            EXCEL LEGACY CORPORATION
                               BOARD OF DIRECTORS

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

Gary B. Sabin............ Chairman, President and Chief Executive Officer of
                          Excel Legacy Corporation.

Richard B. Muir.......... Executive Vice President and Secretary of Excel Legacy
                          Corporation.

Kelly D. Burt............ Executive Vice President--Development of Excel Legacy
                          Corporation.

Jack McGrory............. Chief Operating Officer of the San Diego Padres.
                          Mr. McGrory's business address is 8880 Rio San Diego Drive, Suite 400, San Diego, California 92108.

Richard J. Nordlund...... President of RJN Management.  Mr. Nordlund's business address is 615 Hot Springs Road, Santa Barbara, California 93108.

Robert E. Parsons, Jr.... Executive Vice President and Chief Financial Officer
                          of Host Marriott Corporation. Mr. Parson's business address is 10400 Fernwood Road, Washington, D.C. 20058.

Robert S. Talbott........ President of Holrob Investments, LLC.  Mr. Talbott's
                          business address is 2607 Kingston Pike, Knoxville, Tennessee 37919.

John H. Wilmot........... President of Exeter Development Corporation.  Mr.
                          Wilmot's business address is 4455 E. Camelback Road, Phoenix, Arizona 85018.

                            EXCEL LEGACY CORPORATION
                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

Graham R. Bullick........ Senior Vice President--Capital Markets of Excel Legacy
                          Corporation.

Mark T. Burton........... Senior Vice President--Acquisitions of Excel Legacy
                          Corporation.

S. Eric Ottesen.......... Senior Vice President, General Counsel and Assistant
                          Secretary of Excel Legacy Corporation.

James Y. Nakagawa........ Chief Financial Officer of Excel Legacy Corporation.



                               G II VENTURES, LLC
                                 MANAGING MEMBER

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

Russell B. Geyser........ See above.



                            RUSSELL B. GEYSER I, LLC
                                 MANAGING MEMBER

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

Russell B. Geyser........ See above.



                           OSCAR JOSEPH HOLDINGS, LLC
                                 MANAGING MEMBER

Name                      Present Principal Occupation or Employment
----                      ------------------------------------------

William Gustafson........ See above.